Exhibit (h)(10)

FORM OF EXPENSE LIMITATION AGREEMENT

THIS EXPENSE LIMITATION AGREEMENT (“Expense Limitation Agreement”) is made as of the 29th day of November, 2018 by and between FS Series Trust, a Delaware statutory trust (the “Trust”), on behalf of its series, FS Global Macro Fund (the “Fund”), and FS Fund Advisor, LLC, a Delaware limited liability company (the “Advisor”).

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and through the Fund intends to offer one or more classes of common shares of beneficial interest (“Shares”) in a continuous public offering; and

WHEREAS, the Advisor serves as investment adviser to the Fund pursuant to an investment management agreement between the Fund and the Advisor, dated November 29, 2018 (the “Investment Management Agreement”).

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the parties hereto agree as follows:

1.             Expense Limitation. The Advisor agrees to waive reimbursement of and/or pay certain of the Fund’s “ordinary operating expenses” (as defined herein) (or to cause its affiliates to waive and/or pay such expenses) to the extent necessary to ensure that the Fund’s “ordinary operating expenses” for each class of Shares, as applicable, do not exceed the percentage of average daily net assets set forth on Exhibit A. For the purposes of this Expense Limitation Agreement, “ordinary operating expenses” for a class of Shares shall consist of all ordinary expenses of the Fund attributable to such class, including administration fees, transfer agent fees, organization and offering expenses, fees paid to the Fund’s trustees, administrative services expenses, and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (a) investment advisory fees, (b) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, commitment fees on leverage facilities, prime broker fees and expenses and dividend and interest expenses related to short sales); (c) interest expense and other financing costs, (d) taxes; (e) distribution or shareholder servicing fees and (f) extraordinary expenses. For purposes of this agreement, “extraordinary expenses” mean any unusual, unexpected and/or nonrecurring expenses of the Fund. The amount waivable and/or payable by the Advisor or its affiliates hereunder shall be determined as of the last day of each fiscal quarter for the Fund based on the annualized ordinary operating expenses for the Fund for that fiscal quarter (prior to recording any reimbursement pursuant to section 2 hereof for that fiscal quarter). Any payment due from the Advisor or its affiliates under this section 1 shall be made within 30 days of the end of the Fund’s applicable fiscal quarter.

2.            Conditional Reimbursement. The Advisor shall be permitted to recoup in later periods expenses that the Advisor has paid or otherwise borne (whether through reduction of its advisory fee or otherwise), provided total expenses of the Fund, including such recoupment, do not exceed the annual expense limit in effect at the time of such waiver/reimbursement or recoupment. The Advisor shall not be permitted to recoup any such fees or expenses beyond three years from the time such fee was waived or such expense was reimbursed.

3.            Effective Date, Duration and Termination. This Expense Limitation Agreement shall be effective as of the effectiveness of the Fund’s registration statement on Form N-1A relating to the continuous offering of the Shares and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the board of trustees (the “Board”) of the Fund and by the Advisor. Furthermore, this Expense Limitation Agreement may not be terminated by the Advisor, but may be terminated by the Board, on written notice to the Advisor. This Expense Limitation Agreement will automatically terminate if the Investment Management Agreement for the Fund is terminated with such termination effective upon the effective date of the Investment Management Agreement’s termination for the Fund. The Advisor’s right to repayment pursuant to section 2 hereof shall survive the termination of this Agreement for any reason.

4.         Miscellaneous.

(a)          The captions of this Agreement are included for convenience only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

(b)          This Agreement contains the entire agreement of the parties and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, this Agreement shall be construed in accordance with the laws of the State of Delaware. For so long as the Fund is regulated as a closed-end management investment company registered under the 1940 Act, this Agreement shall also be construed in accordance with the applicable provisions of the 1940 Act. In such case, to the extent the applicable laws of the State of Delaware, or any of the provisions herein, conflict with the provisions of the 1940 Act, the latter shall control. Further, nothing in this Agreement shall be deemed to require the Fund to take any action contrary to the Fund’s Declaration of Trust or Bylaws, as each may be amended or restated, or to relieve or deprive the Board of its responsibility for and control of the conduct of the affairs of the Fund.

(c)           If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby and, to this extent, the provisions of this Agreement shall be deemed to be severable, and the remaining provisions of this Agreement shall be interpreted to give maximum effect to the intent of the parties manifested thereby.

(d)          The Fund shall not assign this Agreement or any right, interest or benefit under this Agreement without the prior written consent of the Advisor.

(e)           This Agreement may be amended in writing by mutual consent of the parties. This Agreement may be executed by the parties on any number of counterparts, delivery of which may occur by facsimile or as an attachment to an electronic communication, each of which shall be deemed an original, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Expense Limitation Agreement to be executed in duplicate by their respective officers as of the date first above written.

FS SERIES TRUST, solely with respect to its series, FS GLOBAL MACRO FUND

By:	/s/ Michael C. Forman
Name:	Michael C. Forman
Title:	President

FS FUND ADVISOR, LLC

By:	/s/ Michael C. Forman
Name:	Michael C. Forman
Title:	Chief Executive Officer

Signature Page to the Expense Limitation Agreement

EXHIBIT A

Class of Shares	Cap on Ordinary Operating Expenses (as a percentage of average daily net assets)

Class I Shares	0.25%

Class A Shares	0.25%